UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: _____ February 25, 2009 _____
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	INTEGRYS ENERGY GROUP, INC. (A Wisconsin Corporation) 130 East Randolph Drive Chicago, Illinois 60601-6207 (312) 228-5400	39-1775292

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On February 25, 2009, Integrys Energy Group, Inc. will issue a news release reporting its financial results for the quarter and year ended December 31, 2008. A copy of the news release is filed with this Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Integrys Energy Group will hold an earnings conference call on February 26, 2009 to discuss the 2008 financial performance of Integrys Energy Group and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

       (a)   Not applicable.

       (b)   Not applicable.

       (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

               99.1   News Release dated February 25, 2009 reporting Integrys Energy Group, Inc. financial results for the quarter and year ended December 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRYS ENERGY GROUP, INC.

By:_/s/ Joseph P. O'Leary_____
     Joseph P. O'Leary
     Senior Vice President and Chief Financial Officer

Date: February 25, 2009

INTEGRYS ENERGY GROUP, INC.

Exhibit Index to Form 8-K
Dated February 25, 2009

Exhibit
Number

99.1   News Release dated February 25, 2009 reporting Integrys Energy Group, Inc. financial results for the quarter and year ended December 31, 2008



Exhibit 99.1

integrys™

Integrys Energy Group, Inc.

NEWS RELEASE

For Immediate Release
February 25, 2009

Contact: Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
(312) 228-5408

Integrys Energy Group Reports 2008 Fourth Quarter Financial Results and its Strategy to Fully or Partially Divest and/or Scale Back its Nonregulated Energy Services Business Segment

Chicago – February 25, 2009 – Integrys Energy Group, Inc. (NYSE: TEG) recognized income available for common shareholders on a GAAP (generally accepted accounting principles) basis of $25.6 million ($0.33 diluted earnings per share) for the quarter ended December 31, 2008, compared with income available for common shareholders on a GAAP basis of $85.1 million ($1.11 diluted earnings per share) for the quarter ended December 31, 2007.

Highlights:

- For the quarter ended December 31, 2008, income available for common shareholders included net after-tax non-cash accounting losses of $41.9 million, compared with net after-tax non-cash accounting gains of $47.2 million for the quarter ended December 31, 2007. This negative $89.1 million after-tax change in non-cash activity quarter-over-quarter was related to derivative and inventory accounting activities at Integrys Energy Services, Inc. Integrys Energy Services expects to recover non-cash accounting losses related to derivative fair value adjustments and inventory valuation adjustments when the related electric and natural gas transactions are physically settled.

- Although not readily apparent when including the non-cash activity discussed above, Integrys Energy Services had another strong quarter from an economic value perspective, evidenced by the growth in its forward book value. Energy prices sequentially declined approximately 20% during the fourth quarter of 2008, following the approximate 40% decline in energy prices during the third quarter of 2008. The lower energy prices provided attractive risk mitigation opportunities for Integrys Energy Services' customers, who returned to longer-term, more typical contract practices. Forward contracted retail electric volumes increased approximately 33%, while forward contracted retail natural gas volumes were unchanged from December 31, 2007 to December 31, 2008. When compared to previous years, these reduced retail electric and natural gas volumetric growth rates resulted from Integrys Energy Services' focus on higher quality business within existing markets, in addition to the effect of applying high credit standards under current market conditions.

- Aided by a retail natural gas distribution rate increase at The Peoples Gas Light and Coke Company (Peoples Gas), an interim retail natural gas distribution rate increase at

Minnesota Energy Resources Corporation, and colder weather conditions, earnings at the natural gas segment improved $7.9 million (28.1%) quarter-over-quarter.

- Higher operating and maintenance expenses in the fourth quarter of 2008, compared with the same quarter in 2007, drove a $3.9 million (21.8%) quarter-over-quarter decrease in electric segment earnings.

Details regarding Integrys Energy Group's financial results for the quarters ended December 31, 2008 and 2007 are as follows:

Integrys Energy Group's GAAP Results

(Millions, except share amounts)	2008	2007	Change
Income from continuing operations	$21.8	$91.9	(76.3%)
Basic earnings per share from continuing operations	$0.27	$1.19	(77.3%)
Diluted earnings per share from continuing operations	$0.27	$1.19	(77.3%)
Income available for common shareholders	$25.6	$85.1	(69.9%)
Basic earnings per share	$0.33	$1.11	(70.3%)
Diluted earnings per share	$0.33	$1.11	(70.3%)
Average shares of common stock			
Basic	76.7	76.5	0.3%
Diluted	77.0	76.6	0.5%

Significant factors impacting the change in earnings and earnings per share were as follows:

- Financial results at Integrys Energy Services decreased $76.7 million, from earnings of $49.1 million for the quarter ended December 31, 2007, to a net loss of $27.6 million for the same quarter in 2008, driven by the following:

  - An $89.1 million after-tax decrease in Integrys Energy Services' margin quarter-over-quarter related to non-cash activity, of which $81.8 million was related to non-cash activity associated with electric operations, with the remaining $7.3 million related to non-cash activity associated with natural gas operations. An overview of this non-cash activity has been provided below.

    Non-cash electric operations:

    The 20% decline in energy prices during the fourth quarter of 2008 drove a $58.0 million net after-tax non-cash loss, compared with a $23.8 million net after-tax non-cash gain recognized in the fourth quarter of 2007, related to a 5% increase in energy prices during the fourth quarter of 2007. The non-cash unrealized gains and losses recognized resulted from the application of derivative accounting rules to Integrys Energy Services' portfolio of derivative electric customer supply contracts, requiring that these derivative instruments be adjusted to fair market value. The derivative instruments are utilized to economically hedge the price, volume, and ancillary risks associated with related electric customer sales contracts. The associated electric customer sales contracts are not adjusted to fair value, as they do not meet the definition of derivative instruments under GAAP, creating an accounting mismatch. As such, the non-cash unrealized gains and losses related to the electric customer supply contracts will vary each period, with non-cash unrealized gains being recognized in periods of increasing energy prices and non-cash unrealized losses being recognized in periods of declining energy prices, and will ultimately reverse when the related customer sales contracts settle.

Non-cash natural gas operations:

The spot price of natural gas decreased significantly during the fourth quarter of 2008 (below the average cost of natural gas in inventory which Integrys Energy Services had injected into storage earlier in 2008), which resulted in a lower-of-cost-or-market adjustment, as required by GAAP. This adjustment contributed a $32.8 million quarter-over-quarter decrease in the non-cash natural gas margin, driven by non-cash inventory write-downs in the fourth quarter of 2008. The negative impact on realized margin related to these inventory adjustments was offset by $44.8 million of net after-tax non-cash unrealized gains recognized in the fourth quarter of 2008, primarily related to derivative instruments utilized to mitigate the price risk on natural gas inventory underlying natural gas storage transactions. In the fourth quarter of 2007, natural gas derivative instruments resulted in the recognition of $19.3 million of net after-tax non-cash unrealized gains. Similar to the electric operations discussed above, non-cash gains and losses related to derivative natural gas sales and customer supply contracts will vary each period, and will ultimately reverse when the physical contracts settle, or when natural gas is withdrawn from inventory.

- The recognition of $5.1 million of after-tax earnings from Integrys Energy Services' investment in a synthetic fuel production facility during the three months ended December 31, 2007. Production and sale of synthetic fuel by Integrys Energy Services ended when Section 29/45K of the Internal Revenue Code, which provided for Section 29/45K federal tax credits from the production and sale of synthetic fuel, expired effective December 31, 2007. As such, there were no earnings from this facility in the fourth quarter of 2008.

- A $9.3 million ($5.6 million after-tax) increase in operating and maintenance expense, primarily due to an increase in payroll and benefits expense, increased broker commissions driven by higher transacted volumes, and an increase in bad debt expense.

The above decreases in Integrys Energy Services financial results were partially offset by the following:

- A $16.7 million ($10.0 million after-tax) increase in realized natural gas margins, primarily related to realized gains on wholesale natural gas storage transactions. Quarter-over-quarter, Integrys Energy Services increased its natural gas storage withdrawals, which drove this increase in realized natural gas margins.

- A $10.0 million positive year-over-year after-tax impact on earnings related to the recognition of investment tax credits on solar projects completed in the fourth quarter of 2008.

- A $3.7 million after-tax increase in earnings related to discontinued operations at Integrys Energy Services. In the third quarter of 2008, Integrys Energy Services sold its Stoneman generation facility located in southwestern Wisconsin, but the transaction did not have a material impact on earnings. However, in the fourth quarter of 2008, Integrys Energy Services recognized a $3.8 million after-tax gain on the sale of this facility in discontinued operations when a previously contingent payment was paid by the buyer. This contingent payment resulted from legislation that passed in the fourth quarter of 2008, which extended the production tax credits available for certain biomass facilities.

- Due to the seasonal nature of the natural gas distribution business, the regulated natural gas utilities typically experience the majority of their income in the first and fourth quarters, as customers require natural gas for heating purposes during the winter months. During the fourth quarter of 2008, earnings recognized by the regulated natural gas segment were $36.0 million, which represented a $7.9 million (28.1%) increase over earnings of $28.1 million recognized during the same quarter in 2007. This change was driven by the following:

  - A rate increase at Peoples Gas, which was effective in the first quarter of 2008, and an interim rate increase at Minnesota Energy Resources, which was effective October 1, 2008, had an approximate $21 million ($12.6 million after-tax) positive quarter-over-quarter impact on the natural gas utility margin.

  - A 10.7% increase in natural gas throughput volumes to residential and commercial and industrial natural gas customers, driven by colder quarter-over-quarter weather conditions, partially offset by the negative impact that the general economic slowdown had on quarter-over-quarter natural gas sales volumes, drove an approximate $2.4 million net positive after-tax quarter-over-quarter impact on the natural gas utility segment margin.

  - An approximate $5 million ($3.0 million after-tax) increase in bad debt and customer collection expense. The higher bad debt expense was driven by the impact of higher average quarter-over-quarter energy prices on overall accounts receivable balances, higher throughput volumes as a result of colder quarter-over-quarter weather conditions, and an increase in the number of past due accounts related to worsening economic conditions. Higher customer collection expense resulted from more customer accounts being turned over to collection agencies and other third parties for collection.

  - A $1.1 million ($0.7 million after-tax) quarter-over-quarter increase in street restoration costs at Peoples Gas.

  - Higher employee benefit expenses.

- The winter months, which basically comprise the first and fourth quarters, are generally the least profitable months for the regulated electric utility segment as the air conditioning load for customers is generally lowest during this period. During the fourth quarter of 2008, the regulated electric utility segment experienced earnings of $14.0 million, which represented a $3.9 million (21.8%) decline over the $17.9 million of earnings recognized in the same quarter of 2007. The change was driven by the following:

  - A $3.3 million ($2.0 million after-tax) increase in depreciation expense related to Weston 4, which was placed in service for accounting purposes in April 2008.

- A $3.2 million ($1.9 million after-tax) increase in regulated electric transmission expense primarily related to higher rates charged by the Midwest Independent System Operator and American Transmission Company due to additional transmission investment.

- An approximate $1 million ($0.6 million after-tax) increase in bad debt expense at the electric utility segment, primarily as a result of worsening economic conditions.

- A $1.7 million ($1.0 million after-tax) quarter-over-quarter decrease in miscellaneous income, driven by $1.5 million of interest income recognized in the fourth quarter of 2007 related to the completion of transmission facilities Wisconsin Public Service Corporation was funding on American Transmission Company's behalf before the start-up of Weston 4.

- Fuel and purchased power costs at Wisconsin Public Service that were approximately $3 million ($1.8 million after-tax) lower than what was recovered in rates during the quarter ended December 31, 2008, compared with fuel and purchased power costs that were approximately $1 million ($0.6 million after-tax) higher than what was recovered in rates during the same quarter in 2007. This drove an approximate $4 million ($2.4 million after-tax) offsetting increase in margin quarter-over-quarter.

- Financial results at the Holding Company and Other segment improved $7.1 million, from a net loss of $3.9 million during the quarter ended December 31, 2007, to earnings of $3.2 million for the quarter ended December 31, 2008, due primarily to the following:

  - An $11.0 million ($6.6 million after-tax) decrease in operating and maintenance expenses quarter-over-quarter, primarily related to reductions in consulting fees, compensation and benefits, and contractor costs.

  - A $2.9 million ($1.8 million after-tax) increase in earnings from Integrys Energy Group's approximate 34% ownership interest in American Transmission Company, from earnings of $13.8 million ($8.3 million after-tax) in the fourth quarter of 2007, to earnings of $16.7 million ($10.1 million after-tax) in the fourth quarter of 2008.

- In connection with the Peoples Energy merger on February 21, 2007, Integrys Energy Group announced its intent to divest of Peoples Energy Production Company, its oil and natural gas production subsidiary, which was sold in the third quarter of 2007. Discontinued operations recorded for Peoples Energy Production were a $6.1 million loss in the fourth quarter of 2007. During the quarter ended December 31, 2007, the initial after-tax gain recorded in the third quarter of 2007 on the sale was reduced by $6.1 million after-tax due to certain post closing adjustments, primarily pertaining to working capital.

YEAR-END RESULTS

Integrys Energy Group recognized income available for common shareholders on a GAAP basis of $126.4 million ($1.64 diluted earnings per share) for the year ended December 31, 2008, compared with income available for common shareholders on a GAAP basis of $251.3 million ($3.50 diluted earnings per share) for the year ended December 31, 2007. It is important to note that the financial results of PEC and its subsidiaries were only included in 2007 income available for common shareholders from February 22, 2007 through December 31, 2007, the period following the merger.

Included in income available for common shareholders for the year ended December 31, 2007, was $73.3 million of after-tax income related to discontinued operations (due primarily to earnings pertaining to a partial year of operation of Integrys Energy Group's oil and natural gas business in addition to a gain recorded on the sale of this business in 2007). After-tax income from discontinued operations was $4.7 million in 2008.

For the year ended December 31, 2008, income available for common shareholders also included net after-tax non-cash accounting losses of $90.9 million, compared with net after-tax non-cash accounting gains of $42.7 million for the year ended December 31, 2007. This negative $133.6 million after-tax year-over-year change in non-cash activity was related to derivative and inventory accounting activities at Integrys Energy Services. Integrys Energy Services expects to recover non-cash accounting losses related to derivative fair value adjustments and inventory valuation adjustments when the related electric and natural gas transactions are physically settled.

INTEGRYS ENERGY GROUP'S STRATEGY TO FULLY OR PARTIALLY DIVEST AND/OR SCALE BACK ITS NONREGULATED ENERGY SERVICES BUSINESS SEGMENT

Integrys Energy Group has made a decision to either divest entirely or partially its nonregulated energy services business segment, Integrys Energy Services, or significantly reduce the scope and scale of this business. Integrys Energy Group's short-term strategy will be to reduce and refocus its capital on those aspects of Integrys Energy Services' business that yield the highest return. Longer-term, in the event that a full divestiture of Integrys Energy Services does not occur and a portion of the nonregulated energy services business remains, it will be a smaller segment that requires significantly less capital, parental guaranties and overall financial liquidity support from Integrys Energy Group. Execution of this strategic decision is expected to result in lower earnings contributions from Integrys Energy Services going forward. In return, Integrys Energy Group expects an improved business risk profile and enhanced financial security. Divestiture of the nonregulated business segment, or a reduction in its size and scope, is also expected to allow Integrys Energy Group to eliminate or reduce the credit facilities and other forms of financial support committed to Integrys Energy Services. More details regarding this strategy change will be provided during Integrys Energy Group's earnings conference call scheduled for Thursday, February 26, 2009, at 8 a.m. CST.

EARNINGS FORECAST

Integrys Energy Group continues to manage its portfolio of businesses to achieve long-term growth in its core utility operations, while divesting and/or scaling back the nonregulated business segment. The company utilizes financial tools commonly used in the industry to help mitigate risk for the benefit of both shareholders and customers. In addition, the company's asset management strategy continues to deliver shareholder return from certain asset transactions. Given the current economic environment, turmoil in the global financial markets, and the decision to reduce the size and scope of its nonregulated business segment, the company has reduced its long-term diluted earnings per share growth rate target to 4 to 6 percent, on an average annualized basis, with 2009 as its base year, excluding non-cash derivative accounting and inventory valuation adjustment gains and losses.

The company anticipates generating earnings per diluted share in 2009 within the range of $2.51 to $2.66. This guidance assumes normal weather conditions, the availability of generation units, and reasonable rate relief for certain utilities. The diluted earnings per share guidance excludes the impact of non-cash lower-of-cost-or-market inventory adjustments and derivative accounting mark-to-market volatility for all of 2009 (such mark-to-market volatility is expected to include about $29.6 million of non-cash after-tax gains for all of 2009 relating to contracts terminating in 2009 which had net non-cash after-tax losses recognized in 2008).

The projected guidance range for 2009 diluted earnings per share from continuing operations – adjusted is anticipated to be between $2.53 and $2.68. Diluted earnings per share from continuing operations – adjusted guidance provides investors with additional insight into the company's operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Please see the "Diluted Earnings per Share Information – Non-GAAP Financial Information" included at the end of this news release and also included with the supplemental data package on the company's Web site (to be available at approximately 6:00 a.m. CDT on February 26, 2009) for a reconciliation of diluted earnings per share from continuing operations to diluted earnings per share from continuing operations – adjusted.

Integrys Energy Group's management will provide earnings guidance by its four main business segments during its earnings conference call at 8 a.m. CST on February 26.

CONFERENCE CALL

An earnings conference call is scheduled for 8 a.m. CST on Thursday, February 26, 2009. Executive management of Integrys Energy Group will discuss 2008 fourth quarter and full year financial results and prospects for 2009. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. STEVEN ESCHBACH as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through May 5, 2009, by dialing 866-365-4158 (toll free).

Investors may also listen to the conference live on Integrys Energy Group's corporate Web site at http://www.integrysgroup.com/investor/presentations.aspx. An archive of the Webcast will be available on the company's Web site at http://www.integrysgroup.com/investor/presentations.aspx.

In conjunction with this conference call, Integrys Energy Group will post on its Web site PowerPoint slides that will be referred to within the prepared remarks during the call. The slides will be available at 6:00 a.m. CST on February 26.

FORWARD-LOOKING STATEMENTS

Financial results in this news release are unaudited. In this news release, Integrys Energy Group and its subsidiaries make statements concerning expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements' within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to assumptions and uncertainties; therefore, actual results may differ materially from those expressed or implied by such forward-looking statements. Although Integrys Energy Group and its subsidiaries believe that these forward-looking statements and the underlying assumptions are reasonable, they cannot provide assurance that such statements will prove correct.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, regulatory matters, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, environmental and other capital expenditures, liquidity and capital resources, trends, estimates, completion of construction projects, and other matters.

Forward-looking statements involve a number of risks and uncertainties. Some risk factors that could cause results to differ from any forward-looking statement include those described in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008. Other factors include:

- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries and possible future initiatives to address concerns about global climate change, changes in environmental, tax, and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in the application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings, or inquiries, including but not limited to, manufactured gas plant site cleanup, reconciliation of revenues from the Gas Charge and related natural gas costs, and the contested case proceeding regarding the Weston 4 air permit;
- The impacts of changing financial market conditions, credit ratings, and interest rates on the liquidity and financing efforts of Integrys Energy Group and its subsidiaries;
- The risks associated with executing Integrys Energy Group's plan to significantly reduce the scope and scale of, or divest in its entirety, the nonregulated energy services business;
- The risks associated with changing commodity prices (particularly natural gas and electricity) and the available sources of fuel and purchased power, including their impact on margins;
- Resolution of audits or other tax disputes with the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which Integrys Energy Group's subsidiaries operate;

- The retention of market-based rate authority;
- The risk associated with the value of goodwill or other intangibles and their possible impairment;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political and legal developments, as well as economic conditions and the related impact on customer demand;
- Potential business strategies, including mergers, acquisitions, and construction or disposition of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The effectiveness of risk management strategies and the use of financial and derivative instruments;
- The risks associated with the inability of Integrys Energy Group's and its subsidiaries' counterparties, affiliates, and customers to meet their obligations;
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The utilization of tax credit carryforwards;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2008 Annual Report on Form 10-K and in other reports filed by Integrys Energy Group from time to time with the United States Securities and Exchange Commission.

Except to the extent required by the federal securities laws, Integrys Energy Group and its subsidiaries undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Integrys Energy Group, Inc.

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation, The Peoples Gas Light and Coke Company, North Shore Gas Company, Upper Peninsula Power Company, Michigan Gas Utilities Corporation, and Minnesota Energy Resources Corporation; nonregulated operations serving the competitive energy markets in the United States and Canada through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34% equity ownership interest in American Transmission Company LLC (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

More information about Integrys Energy Group, Inc. is available online at www.integrysgroup.com.

-- Unaudited Financial Statements to Follow --

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF INCOME

(Millions, except per share data)	Three Months Ended December 31 2008	Three Months Ended December 31 2007	Twelve Months Ended December 31 2008	Twelve Months Ended December 31 2007
Nonregulated revenue	**$2,181.5**	$2,003.8	**$9,737.9**	$6,987.0
Utility revenue	**1,236.8**	1,057.8	**4,309.9**	3,305.4
Total revenues	**3,418.3**	3,061.6	**14,047.8**	10,292.4
Nonregulated cost of fuel, natural gas, and purchased power	**2,184.1**	1,872.9	**9,654.3**	6,676.2
Utility cost of fuel, natural gas, and purchased power	**816.5**	685.4	**2,744.1**	2,044.2
Operating and maintenance expense	**300.5**	264.6	**1,081.2**	922.1
Goodwill impairment loss	**-**	-	**6.5**	-
Depreciation and amortization expense	**57.6**	51.8	**221.4**	195.1
Taxes other than income taxes	**24.5**	22.8	**93.6**	87.4
Operating income	**35.1**	164.1	**246.7**	367.4
Miscellaneous income	**22.8**	14.7	**87.3**	64.1
Interest expense	**(47.2)**	(37.3)	**(158.1)**	(164.5)
Minority interest	**0.1**	-	**0.1**	0.1
Other expense	**(24.3)**	(22.6)	**(70.7)**	(100.3)
Income before taxes	**10.8**	141.5	**176.0**	267.1
Provision (benefit) for income taxes	**(11.0)**	49.6	**51.2**	86.0
Income from continuing operations	**21.8**	91.9	**124.8**	181.1
Discontinued operations, net of tax	**4.6**	(6.0)	**4.7**	73.3
Income before preferred stock dividends of subsidiary	**26.4**	85.9	**129.5**	254.4
Preferred stock dividends of subsidiary	**0.8**	0.8	**3.1**	3.1
Income available for common shareholders	**$25.6**	$85.1	**$126.4**	$251.3
Average shares of common stock				
Basic	**76.7**	76.5	**76.7**	71.6
Diluted	**77.0**	76.6	**77.0**	71.8
Earnings per common share (basic)				
Income from continuing operations	**$0.27**	$1.19	**$1.59**	$2.49
Discontinued operations, net of tax	**0.06**	(0.08)	**0.06**	$1.02
Earnings per common share (basic)	**$0.33**	$1.11	**$1.65**	$3.51
Earnings per common share (diluted)				
Income from continuing operations	**$0.27**	$1.19	**$1.58**	$2.48
Discontinued operations, net of tax	**0.06**	(0.08)	**0.06**	$1.02
Earnings per common share (diluted)	**$0.33**	$1.11	**$1.64**	$3.50
Dividends per common share	**$0.67**	$0.66	**$2.68**	$2.56

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED BALANCE SHEETS

At December 31 (Millions)	2008	2007
Assets		
Cash and cash equivalents	$254.1	$41.2
Accounts receivable and accrued unbilled revenues, net of reserves of $62.5 and $56.0, respectively	2,155.3	1,870.0
Inventories	732.9	663.4
Assets from risk management activities	2,223.7	840.7
Regulatory assets	244.0	141.7
Other current assets	280.8	169.3
Current assets	5,890.8	3,726.3
Property, plant, and equipment, net of accumulated depreciation of $2,710.0 and $2,602.2, respectively	4,773.3	4,463.8
Regulatory assets	1,444.8	1,102.3
Assets from risk management activities	758.7	459.3
Goodwill	933.9	948.3
Pension assets	-	101.4
Other	471.0	433.0
Total assets	$14,272.5	$11,234.4
Liabilities and Shareholders' Equity		
Short-term debt	$1,209.0	$468.2
Current portion of long-term debt	155.2	55.2
Accounts payable	1,534.3	1,331.8
Liabilities from risk management activities	2,190.3	813.5
Regulatory liabilities	58.8	77.9
Deferred income taxes	71.6	13.9
Other current liabilities	494.8	487.7
Current liabilities	5,714.0	3,248.2
Long-term debt	2,288.0	2,265.1
Deferred income taxes	435.7	494.4
Deferred investment tax credits	36.9	38.3
Regulatory liabilities	275.5	292.4
Environmental remediation liabilities	640.6	705.6
Pension and other postretirement benefit obligations	636.5	247.9
Liabilities from risk management activities	762.7	372.0
Asset retirement obligations	179.1	140.2
Other	152.8	143.4
Long-term liabilities	5,407.8	4,699.3
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock - $1 par value, 200,000,000 shares authorized	76.4	76.4
Additional paid-in capital	2,487.9	2,473.8
Retained earnings	624.6	701.9
Accumulated other comprehensive loss	(72.8)	(1.3)
Treasury stock and shares in deferred compensation trust	(16.5)	(15.0)
Total liabilities and shareholders' equity	$14,272.5	$11,234.4

INTEGRYS ENERGY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (Millions)	2008	2007
Operating Activities		
Income before preferred stock dividends of subsidiary	$129.5	$254.4
Adjustments to reconcile income before preferred stock dividends of subsidiary to net cash (used for) provided by operating activities		
Discontinued operations, net of tax	(4.7)	(73.3)
Goodwill impairment loss	6.5	-
Depreciation and amortization expense	221.4	195.1
Refund of non-qualified decommissioning trust	(0.5)	(70.6)
Weston 3 outage expenses	0.4	(22.7)
Recovery of MISO Day 2 expenses	19.8	-
Recoveries and refunds of other regulatory assets and liabilities	31.4	32.6
Amortization of nonregulated customer contract intangibles	13.3	21.0
Net unrealized gains on nonregulated energy contracts	(15.8)	(59.5)
Nonregulated lower of cost or market inventory adjustments	167.3	7.0
Bad debt expense	76.8	39.1
Pension and other postretirement expense	50.7	67.5
Pension and other postretirement funding	(40.8)	(35.3)
Deferred income taxes and investment tax credit	62.4	66.8
Gain on sale of investments	-	(2.7)
(Gain) loss on sale of property, plant, and equipment	(1.2)	1.1
Equity income, net of dividends	(15.1)	2.4
Other	(3.9)	(22.5)
Changes in working capital		
Receivables and unbilled revenues, net	(446.9)	51.3
Inventories	(312.0)	(172.9)
Other current assets	(124.6)	0.9
Accounts payable	(53.2)	(96.5)
Other current liabilities	(10.8)	55.3
Net cash (used for) provided by operating activities	**(250.0)**	**238.5**
Investing Activities		
Capital expenditures	(532.8)	(392.6)
Proceeds from the sale or disposal of property, plant, and equipment	31.1	15.6
Purchase of equity investments and other acquisitions	(37.8)	(66.5)
Cash paid for transaction costs related to the PEC merger	-	(14.4)
Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed	-	1.9
Restricted cash for repayment of long-term debt	-	22.0
Cash paid for transmission interconnection	(17.4)	(23.9)
Proceeds received from transmission interconnection	99.7	-
Other	5.0	6.4
Net cash used for investing activities	**(452.2)**	**(451.5)**
Financing Activities		
Short-term debt, net	569.7	(463.7)
Issuance of notes payable	155.7	-
Proceeds from sale of borrowed natural gas	530.4	211.9
Purchase of natural gas to repay natural gas loans	(257.2)	(177.5)
Issuance of long-term debt	181.5	125.2
Repayment of long-term debt	(58.1)	(26.5)
Payment of dividends		
Preferred stock	(3.1)	(3.1)
Common stock	(203.9)	(177.0)
Issuance of common stock	-	45.6
Other	(3.7)	5.9
Net cash provided by (used for) financing activities	**911.3**	**(459.2)**
Change in cash and cash equivalents - continuing operations	209.1	(672.2)
Change in cash and cash equivalents - discontinued operations		
Net cash used for operating activities	-	(109.3)
Net cash provided by investing activities	3.8	799.5
Change in cash and cash equivalents	**212.9**	**18.0**
Cash and cash equivalents at beginning of year	41.2	23.2
Cash and cash equivalents at end of year	**$254.1**	**$41.2**

Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

Non-GAAP Financial Information

Integrys Energy Group prepares financial statements in accordance with accounting principles generally accepted in the United States (GAAP). Along with this information, we disclose and discuss diluted earnings per share (EPS) from continuing operations – adjusted, which is a non-GAAP measure. Management uses the measure in its internal performance reporting and for reports to the Board of Directors. We disclose this measure in our quarterly earnings releases, on investor conference calls, and during investor conferences and related events. Management believes that diluted EPS from continuing operations – adjusted is a useful measure for providing investors with additional insight into our operating performance because it eliminates the effects of certain items that are not comparable from one period to the next. Therefore, this measure allows investors to better compare our financial results from period to period. The presentation of this additional information is not meant to be considered in isolation or as a substitute for our results of operations prepared and presented in conformance with GAAP.

Actual Quarter and Year Ended December 31, 2008 and 2007

	Three Months Ended December 31		Year Ended December 31	
	2008	**2007**	**2008**	**2007**
Diluted EPS from continuing operations	$0.27	$1.19	$1.58	$2.48
Diluted EPS from discontinued operations	0.06	(0.08)	0.06	1.02
Total Diluted EPS	$0.33	$1.11	$1.64	$3.50
Average Shares of Common Stock – Diluted	77.0	76.6	77.0	71.8

Information on Special Items:

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on diluted earnings per share from continuing operations for the three months and year ended December 31, 2008 and 2007 are as follows:

Diluted EPS from continuing operations	$0.27	$1.19	$1.58	$2.48
Adjustments (net of taxes):				
Gain on asset sale	-	-	-	(0.02)
Goodwill impairment	-	-	0.08	-
Integrys Energy Services' power contract in Maine liquidated in 2005	-	-	-	0.01
External transition costs related to Peoples Energy merger	0.02	0.05	0.09	0.15
Impact of purchase accounting adjustments due to Peoples Energy merger	0.01	0.08	0.09	0.14
Synfuel – realized and unrealized oil option gains/losses, tax credits, production costs, premium amortization, deferred gain recognition, and royalties	-	(0.07)	(0.01)	(0.24)
Diluted EPS from continuing operations – adjusted	$0.30	$1.25	$1.83	$2.52
Weather impact – regulated utilities (as compared to normal)				
Electric impact – favorable/(unfavorable)	$0.01	$ 0.01	$0.02	$0.03
Gas impact – favorable/(unfavorable)	0.03	(0.04)	0.14	(0.16)
Total weather impact	$0.04	$(0.03)	$0.16	$(0.13)

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Integrys Energy Group, Inc.

Diluted Earnings Per Share Information – Non-GAAP Financial Information

2009 Forecast	Potential 2009 Diluted EPS Ranges	
	Low Scenario	High Scenario
Diluted EPS from continuing operations	$2.51	$2.66
Diluted EPS from discontinued operations	-	-
Total Diluted EPS	**$2.51**	**$2.66**
Average Shares of Common Stock – Diluted	**77.4**	**77.4**

Information on Special Items:

Diluted earnings per share from continuing operations, as adjusted for special items and their financial impact on the 2009 diluted earnings per share from continuing operations guidance are as follows:

Diluted EPS from continuing operations	$2.51	$2.66
Adjustments (net of taxes):		
External transition costs related to Peoples Energy merger	0.04	0.04
Impact of purchase accounting adjustments due to Peoples Energy merger	(0.02)	(0.02)
Diluted EPS from continuing operations – adjusted	**$2.53**	**$2.68**

* Key Assumptions for 2009:
- Normal weather conditions
- Availability of generation units
- Reasonable rate relief for certain utilities
- Excludes the impact of non-cash lower-of-cost-or-market inventory adjustments and derivative accounting mark-to-market volatility for all of 2009 (such mark-to-market volatility is expected to include about $29.6 million of non-cash after-tax gains for all of 2009 relating to contracts terminating in 2009 which had net non-cash after-tax losses recognized in 2008)